Results of January 11, 2007 shareholder meeting
(Unaudited)

The annual meeting of shareholders of the fund was held on January 11, 2007.

At the meeting, each of the nominees for Trustees was elected, as follows:

	     Votes	Votes
	For	Withheld
Jameson A. Baxter	162,396,954	8,887,237
Charles B. Curtis	162,431,046	8,853,145
Myra R. Drucker	162,446,359	8,837,832
Charles E. Haldeman, Jr.	162,453,895	8,830,296
John A. Hill	162,444,900	8,839,291
Paul L. Joskow	162,451,452	8,832,739
Elizabeth T. Kennan	162,456,465	8,827,726
Kenneth R. Leibler	162,357,753	8,926,438
Robert E. Patterson	162,474,243	8,809,948
George Putnam, III	162,451,586	8,832,605
W. Thomas Stephens	162,482,738	8,801,453
Richard B. Worley	162,483,738	8,800,453


A proposal to convert the fund to an open-end investment company was defeated as follows:

			Votes for	Votes against	Abstentions	Broker
non-votes
			28,076,214	52,663,275	2,453,540
	88,091,162



All tabulations are rounded to nearest whole number.